Filed by: McDermott International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File Number: 001-12815

David Dickson Employee Video Transcript

McDermott International, Inc.

Good morning, good afternoon, good evening where ever you are in the world of McDermott.

We shared some exciting news today about the future of McDermott. We announced plans to combine with CB&I to create, one of the largest vertically integrated companies in our industry.

For those of you who may not be familiar with CB&I, they are a 128-year-old EPCI company that provides technology and infrastructure services to the energy industry. From LNG plants and refineries to power generation and storage facilities, CB&I is a world-class company underpinned by industry-leading technology.

This combination is about growth. It is about diversification. It is about scale. And it is about accelerating our strategy to transform McDermott into an industry leader.

Together, our offshore capabilities combined with CB&I’s onshore expertise and technology give us the platform to drive growth and expand into new regions.

By exposing us to new sectors of the energy industry like LNG and power generation, we will diversify our exposure to cyclical oil markets – providing us more stability as oil prices fluctuate.

We’re simply better together.

As all of us know, our customers want to work with great companies. CB&I is a great company with a culture like ours – a culture that values safety, innovation and putting its customers first.

With a focus on technology and innovation, we plan to combine the best of both companies to provide increased value to our clients. For example, by applying McDermott’s operational excellence with CB&I’s strong technology capabilities, we will offer end-to-end solutions across the full lifecycle of a project. This is what our customers are seeking.

Of course, I’m sure many of you will have questions about what this means for you and your colleagues.

We are creating a team with representatives from McDermott and CB&I to begin the important planning process for integrating the businesses and creating the foundation for the future.

We hope to complete the transaction during the second quarter of 2018 and will keep you up to date along the way. In the meantime, stay focused on providing the highest levels of quality and safety and level of service our customers have become accustomed to.

In closing, I’d like to thank each and every one of you.

The progress we have made together is nothing short of remarkable. We can all be very proud of the work we have done and the results we have achieved. It is your dedication and focus that has made this next step in our transformational journey possible.

I’m excited about our future and you should be, too. Stay safe and have a wonderful holiday season.

I look forward to sharing more information with you in the New Year.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

Various statements in this document, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: anticipated cost and revenue synergies, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow and permanent financing. These forward-looking statements speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination; the risk that a condition to the closing of the anticipated combination may not be satisfied or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings, and the other risk factors discussed in McDermott’s and CB&I’s most recent Annual Reports on Form 10-K, as well as each company’s other filings with the SEC. These factors are not necessarily all the factors that could affect McDermott or CB&I. Unpredictable or unanticipated factors could also have material adverse effects on actual results of matters that are the subject of these forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises, except as required by applicable securities laws and regulations. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of these forward-looking statements and (2) use caution and common sense when considering these forward-looking statements.